UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 November 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Interim Management Statement

N      E      W      S                R      E      L      E      A      S      E

                                                                                                                                                                                                                                                                                                                                                                 13 November 2012

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Third Quarter Trading

While like-for-like* sales for the Group in the first half of 2012 were broadly in line with 2011 (an 8% increase in the Americas was offset by a 5% decline in Europe), the third quarter, as indicated in our Interim Results announcement on 14 August, saw much lower growth in our Americas operations and a higher rate of decline in Europe. This resulted in a decline in like-for-like Group sales of 3% for the quarter and of 1% for the nine months to end-September.

Including the net impact of acquisitions, divestments and exchange rate movements, overall sales revenue for the quarter was 1% ahead of last year (2011: €5.3 billion), with cumulative Group revenue to end-September 4% ahead (2011: €13.5 billion).

Overall EBITDA for the quarter amounted to €0.65 billion (2011: €0.65 billion), leaving cumulative EBITDA for the first nine months at €1.2 billion (2011: €1.2 billion).

Cost Reduction Programme

Our Interim Results Announcement in August indicated that we were extending our ongoing programme of adjustments to our cost base, particularly in response to the challenges facing our European markets.  To date we have identified incremental savings of €450 million for the period 2012 to 2015.  Of this total, approximately €150 million is reflected in our trading outlook for 2012, with additional savings of €300 million expected to be delivered in the three years to 2015.

The additional measures, which arise primarily in Europe, fall into three major categories: structural changes (including administration and production efficiencies), process changes (including increased usage of alternative fuels, operational throughput and yield improvements) and procurement benefits. Combined with the actions taken across the Group since 2007, these additional savings will bring the total cumulative figure in our ongoing cost reduction programme to €2.5 billion by 2015. Our focus on optimising our cost base and improving our effectiveness remains a key priority for CRH.

The estimate of the implementation costs to be incurred in 2012 has also been increased to approximately €60 million (2011: €61 million), bringing total cumulative costs-to-implement to almost €500 million since 2007.  We expect to incur further costs of approximately €120 million in implementing the additional savings measures in 2013 to 2015.

Development Activity

Since the end of June we have completed a further eight transactions bringing year to date acquisition and investment expenditure to €390 million, split broadly evenly between our Europe and Americas operations.

Full Year 2012 Outlook

Mild weather in November/December 2011 in both Europe and North America contributed to a strong fourth quarter EBITDA outcome.  For 2012, the recent major storm activity in the eastern United States, which is likely to result in significant reconstruction work that should benefit 2013, has caused significant disruption to our Materials operations in the region over the past two weeks. With this negative short-term impact, and the ongoing weakness in certain major European markets, we  anticipate that EBITDA for the last three months of the year will be below 2011.

Against this backdrop, we expect to report full-year EBITDA in the order of €1.6 billion (2011: €1.65 billion). This estimate is based on an average 2012 US$/euro exchange rate of 1.28** (2011: 1.3922); the guidance provided in August, for full year EBITDA to be similar to last year, was based on an expected rate of 1.26; this exchange rate revision has had an adverse impact of €15 million on our full year indication.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland   TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com   WEBSITE www.crh.com   Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

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                                                                                                                                                                                                                                                                                                                   Interim Management Statement - 13 Nov 2012

Full Year 2012 Outlook - continued
We expect full year depreciation and amortisation expense, before impairment charges, to be similar to last year (2011: €764 million).

Following the significant business divestments which generated disposal gains of €183 million in the first half, we expect overall profit on disposals to exceed €200 million (2011: €55 million).

The Group's share of associates' profits before impairment for 2012 is expected to be lower (2011: €53 million).

Net finance costs are expected to be approximately 10% higher than last year (2011: €257 million).

Based on the indications above, we expect to report a low to mid-single digit percentage increase in full year profit before tax and impairment charges (2011: €743 million).

Taking into account the impairment of €130 million recognised in the first half in respect of our 26% associate Uniland in Spain, and subject to the completion of the detailed year-end review, we expect the full year non-cash impairment charge to be significantly higher than last year (2011: €32 million***).

Accordingly, both pre-tax profit and earnings per share for the year after impairment charges will be below last year's levels (2011: PBT €711 million, EPS 82.6c).

Net debt of €3.6 billion at the end of September was approximately €0.4 billion lower than at end-September 2011; in the absence of further acquisitions for the remainder of 2012, and based on current exchange rates, we expect year-end debt to be in the order of €3 billion (2011: €3.5 billion),  with net debt/EBITDA below 2 times.

Europe

After a first half like-for-like sales fall of 5%, the pace of decline in the third quarter was higher at 7%, resulting in a cumulative decline to end-September of 6%. Reported EBITDA for our Europe operations fell 13% in the first half of 2012, and we expect EBITDA for the year as a whole to be approximately 15% lower than last year (2011: €0.9 billion).

After an increase of 1% in the first six months, third quarter like-for-like sales for our Europe Materials operations were 11% lower than last year, resulting in a cumulative decline of 4% in like-for-like sales to end-September. This was primarily as a result of the contraction in Polish construction activity which saw much steeper third quarter volume declines than had been our experience in the first half of the year. Year-to-date national cement volumes in Poland are down by c.14%. In Ukraine, while activity has moderated as expected in the third quarter, our volumes remain well ahead of last year, and we continue to benefit from the lower running costs at the new kiln. In Switzerland, third quarter volumes were broadly in line with 2011, while in Finland volumes declined modestly. Weakness in the Benelux was partly offset by the incremental benefits from acquisitions. While market conditions remain very challenging in both Ireland and Spain, the impact of lower volumes and prices is being partly offset by the benefits from ongoing restructuring. Our joint venture operations in India benefited from good volumes and prices. Our wholly-owned and associate businesses in China continued to suffer from weak demand in the third quarter. Third quarter Europe Materials EBITDA was lower than 2011 and for the year as a whole we expect EBITDA to be approximately 10% lower (2011: €436 million). This estimate includes an EBITDA contribution of €17 million from our Secil joint venture up to the date of disposal of our stake in this business in May 2012 (full year 2011 EBITDA: €51 million).  Proceeds from CO2 trading are expected to be lower than last year (2011: €38 million).

For Europe Products, weak confidence and the economic difficulties in the Eurozone continued to affect activity, with like-for-like sales down 4% in the third quarter. Our Concrete Products businesses were impacted by very weak activity levels in the Netherlands, and also by more modest declines in Germany and France. While third quarter trading for the Clay group was adversely affected by intense competition in Poland, this was more than offset by the impact of good volumes in the UK. Our Building Products businesses benefited from lower costs as a result of the major restructuring initiatives in recent years and the incremental impact from 2012 acquisitions. Overall, the third quarter saw a slight improvement in EBITDA for Europe Products.  After a difficult first half with adverse early weather conditions, which saw EBITDA fall by 28%, we expect the second-half outturn to be less negative with EBITDA for the full year expected to be up to 25% lower than last year (2011: €194 million).

The significant declines in market activity in the Netherlands, which accounts for approximately 30% of Europe Distribution's sales, continued to have an impact on this business. Like-for-like sales in the third quarter fell by 6%, compared with a first half fall of 7%. With the benefit of a strong focus on pricing and margins, and the incremental impact of acquisitions completed in late 2011, the third quarter has seen a moderation in the rate of decline in both sales and EBITDA. We expect full year EBITDA to be approximately 15% behind the 2011 outcome of €267 million.

Interim Management Statement - 13 Nov 2012

Americas

With favourable early weather and a generally firmer tone in construction markets in the United States, our operations reported an 8% improvement in like-for-like sales in the first half of 2012.  This reflected some pull-forward of construction demand into the first half, and as expected we witnessed a much weaker trend during the third quarter with like-for-like sales just 1% ahead of 2011. For the full year we expect US$ EBITDA to be broadly in line with last year (2011: $1.06 billion). With a projected full-year 2012 US$/euro exchange rate of 1.28 (2011: 1.3922), this would result in an increase of approximately 10% in EBITDA in euro for the Americas (2011: €759 million).

In our Americas Materials business, like-for-like volumes in the third quarter were, as anticipated, lower than last year; aggregates and readymixed concrete volumes were approximately 7% lower, while like-for-like asphalt volumes fell by 3%. The trend in pricing however remained positive, with higher average prices for all products offsetting the effect of lower volumes to leave EBITDA for the quarter in line with last year. Cumulative like-for-like aggregates, asphalt and readymixed concrete volumes were up approximately 1% by end-September. In 2011, Americas Materials benefited from very favourable weather conditions in the closing weeks of the year which contributed to a stronger than anticipated fourth quarter outturn. We anticipate that the adverse impact of the recent storm activity which has significantly disrupted activities in the eastern United States over the past two weeks will lead to a lower final quarter outcome for 2012,  and we therefore expect full year 2012 EBITDA for the Materials Division to be slightly lower than last year's level of $738 million.

While confidence is returning to the new residential and non-residential markets in the United States, the third quarter saw the rate of growth in like-for-like sales for our Americas Products operations moderate to 4%. This follows like-for-like growth of 9% in the first half, and again reflects the distorting effects of the very mild start to the year on the timing of activity.  EBITDA was higher in the quarter than in the same period last year, reflecting better volumes, our continued focus on commercial initiatives and the relative strength of the RMI sector.  We expect full year EBITDA in 2012 to be between 10% and 15% higher than last year (2011: US$228 million).

In Americas Distribution, our interior products (wallboard, steel studs and acoustical ceiling systems) operations, which account for approximately one-third of Distribution revenues, continued to report higher year-on-year sales in the third quarter, benefitting from increasing wallboard prices and improved new construction activity. Our more significant exterior products (roofing/siding) business however has experienced weaker markets in the quarter for most regions (with lower activity reflecting the impact of the early year benign weather). The cumulative growth in like-for-like Distribution sales fell to 3% at the end of the third quarter, compared with the 5% rate at the end of June. With the incremental impact of acquisitions, third quarter US$ EBITDA was higher than 2011 and we expect EBITDA for the full year to be approximately 5% ahead of last year (2011: US$90 million).

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* Like-for-like movements exclude exchange effects and the incremental impact of acquisitions and divestments
** Forecast average US$ exchange rate based on year to date US$/euro average of 1.28 and a projected rate of 1.27 for the remainder of 2012.
*** 2011 impairment charges comprised €21 million relating to subsidiaries and joint ventures and €11 million re associates.
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                            This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 56 and 57 of our 2011 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

                            CRH will host an analysts' conference call at 8.00 a.m. GMT on 13 November 2012 to discuss this Statement.   To register in advance for the conference call please log on to:
                            https://www.yourconferencecentre.com/confcenter/PinCode/Pin_Code.aspx?100334&o=DJCbjYQqWeJyf    where you will be allocated a conference call number, participant user pin, conference pin
                            and instructions on how to join the call.  Alternatively dial +353 1 436 4265 on the day and enter passcode 6724 190#.    A presentation to accompany this call is available on CRH's website at www.crh.com.
                            __________________________________________________________________________________________________________________________________________________________

                            Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee	Chief Executive
Maeve Carton	Finance Director
Rossa McCann	Head of Group Finance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 13 November 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director